FEDERATED MDT SERIES
                          Federated Investors Funds
                             5800 Corporate Drive
                     Pittsburgh, Pennsylvania 15237-7000

                               August 11, 2006

EDGAR Operations Branch
Securities and Exchange Commission
Division of Investment Management
450 Fifth Street, Northwest
Washington, DC  20549
     RE: FEDERATED MDT SERIES (the "Trust")
            Federated MDT All Cap Core Fund
            Federated MDT Tax Aware/All Cap Core Fund
            Federated MDT Large Cap Growth Fund
            Federated MDT Mid Cap Growth Fund
            Federated MDT Balanced Fund
            Federated MDT Small Cap Core Fund
            Federated MDT Small Cap Growth Fund
            Federated MDT Small Cap Value Fund (collectively, the "Funds") 1933 Act File No. 333-
           1940 Act File No. 811-21904

Dear Sir or Madam:

      On behalf of the Trust, we hereby request, pursuant to Rule 477 of the Securities Act of 1933, as amended (the "Securities Act"), that the N14 filing including all exhibits thereto (File No. 333-136520 and ACC. No. 0001318148-06-0011070), as originally filed by the Trust with the Securities and Exchange Commission on August 11, 2006 be withdrawn effective immediately.

      The filing was made inadvertently by the Trust due to an administrative error and accordingly, the Trust is seeking immediate withdrawal of the N14 filing.

      Please  contact  Cole  Dolinger  at  412-288-2292   with  any  questions
regarding this filing.

                                                Respectfully,



                                                /s/ Todd P. Zerega
                                                Todd P. Zerega
                                                Assistant Secretary


Enclosures